

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Jay R. Bloom
Co-Chairman and Chief Executive Officer
GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019

Re: GX Acquisition Corp.
Form S-4, as amended
Exhibit Nos. 10.24, 10.26 and 10.27
Filed June 22, 2021
File No. 333-252402

Dear Mr. Bloom:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance